

October 10, 2019

Subject: Certification of Financial Statements by Principal Executive Officer

I, Caleb Gilbert, certify that:

(1) the financial statements of Esgro, Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Esgro, Inc included in this Form reflects accurately the information reported by Esgro, Inc filed for the fiscal year ended 12-31-2018.

Sincerely,

DocuSigned by:

Caleb Gilbert

A0CAE512B19648F...

Caleb Gilbert

CEO of Esgro, Inc.

1514 Royce Drive

Locust Grove, GA 30248

Management Report

Esgro



Prepared on

June 9, 2019

Table of Contents

Profit and Loss 3

Balance Sheet 4

Profit and Loss

January - December 2018

	Total
INCOME	
Total Income	
GROSS PROFIT	0.00
EXPENSES	
Advertising & Marketing	676.16
Bank Charges & Fees	-217.55
Car & Truck	35.91
Contractors	9,650.00
Meals & Entertainment	465.42
Office Supplies & Software	429.95
Other Business Expenses	32.09
Reimbursable Expenses	300.00
Travel	726.90
Total Expenses	**12,098.88**
NET INCOME	**$ -12,098.88**

Balance Sheet

As of May 30, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Business Choice Checking (5843)	15,194.37
Total Bank Accounts	**15,194.37**
Total Current Assets	**15,194.37**
TOTAL ASSETS	**$15,194.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan	-5,275.00
Total Other Current Liabilities	**-5,275.00**
Total Current Liabilities	**-5,275.00**
Total Liabilities	**-5,275.00**
Equity	
Owner's Pay & Personal Expenses	-2,431.75
QCF Investment	35,000.00
Retained Earnings	
Net Income	-12,098.88
Total Equity	**20,469.37**
TOTAL LIABILITIES AND EQUITY	**$15,194.37**